CNX Coal Resources LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

June 9, 2015

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

Re:	CNX Coal Resources LP
Amendment No. 2 to Registration Statement on Form S-1
Filed May 28, 2015
File No. 333-203165

Ladies and Gentlemen:

Set forth below are the responses of CNX Coal Resources LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 8, 2015, with respect to Amendment No. 2 (“Amendment No. 2”) to the Partnership’s Registration Statement on Form S-1 filed with the Commission on May 28, 2015 (as amended, the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission. For your convenience, we have hand delivered three copies of this letter, as well as three copies of Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

Factors that Affect our Results, page 98

1.	We note your revised disclosure in response to comment 2 of our letter dated May 19, 2015. Discuss in greater detail when and how fluctuations in electric prices would result in a change in the fixed price.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 101, 147 and 148.

Directors and Executive Officers of CNX Coal Resources GP LLC, page 157

2.	Please disclose the time period during which Mr. Greenwood has been employed as managing director of Carnegie Capital LLC.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 163.

Securities and Exchange Commission

Executive Compensation, page 160

3.	We note the disclosure that other than change in control agreements, the executive officers have not entered into any arrangements or agreements relating to their services to you or the general partner. Please provide a discussion of any existing compensation arrangements or agreements with these executive officers and CONSOL Energy or its affiliates that you will be required to reimburse pursuant to the terms of the partnership agreement. If none, please explain how such amounts will be determined, at what point they will be determined, and the assumptions that were used in estimating the total reimbursed expenses for the year ended June 30, 2016, including assumptions regarding individuals’ compensation.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 164.

Executive Compensation, page 160

4.	We note that you have filed the form of the legal and tax opinions. Please confirm that you will file the executed opinions before effectiveness and confirm that you will allow sufficient time for the staff to review those executed opinions.

Response: We acknowledge the Staff’s comment and confirm that we will file the executed opinions prior to effectiveness and allow the Staff sufficient time to review the executed opinions.

[Signature Page Follows]

Securities and Exchange Commission

Please direct any questions or comments regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

  /s/ Lorraine L. Ritter

Lorraine L. Ritter

Chief Financial Officer and

Chief Accounting Officer

CNX Coal Resources GP LLC

cc:	Brett E. Braden, Latham & Watkins LLP
David P. Oelman, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.